SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1008, of 03.25.2024 DEL-40 and 41 of 03.25.2024

CERTIFICATE

MINUTES OF THE ONE THOUSANDTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ N.º 00001180/0001-26

It is hereby certified, for the purposes of due purposes, that the 1008th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held on 03.25.2024, at 2:00 p.m. on the twenty-fifth day of March of the year two thousand and twenty-four at the central office of Eletrobras, located at Avenida Graça Aranha, nº 26, 3rd floor, Centro, Rio de Janeiro – RJ, as called by the Chairman of the Board of Directors, pursuant to article 25, paragraph 4, of the Company's Bylaws. The meeting was adjourned at 6:00 p.m. on the same day. The meeting resumed its work at 2:00 p.m. on 03.27.2024 in an electronic deliberation circuit, ending at 5:32 p.m. on the same day. Counselor VICENTE FALCONI CAMPOS (VFC) took over the chairmanship. Councilors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) participated in person at the meeting. There was no record of absence from the meeting, thus understood as non-participation in any segment of the conclave. The council was chaired by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), with the participation of the Vice President of Governance, Risks, Compliance and Sustainability CAMILA GUALDA SAMPAIO and the Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: The support material was made available to the Directors through the Governance Portal. QUORUMS OF INSTALLATION AND DELIBERATION: As prescribed in article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was set up with the presence of nine members, in observance of the minimum quorum of five members, and with a minimum quorum for deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave entails its subtraction for the purposes of calculating the respective minimum quorum for deliberation.

DEL 040 of 03.25.2023. Call for the OEGM Eletrobras, to be held on 04.26.2024. RES 136 of 03.25.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in the decision of the Executive Board, in the recommendation issued by the People Committee – CPES and in the support material below, DELIBERATED: Deliberative Proposal VGR 056, of 03.22.2024; Resolution no. 136, of 03.25.2024.

1. To submit to the shareholders at the Annual and Extraordinary General Meeting of Shareholders of Eletrobras, to be held on April 26, 2024 ("OEGM 2024"), the proposal for the global compensation of the managers for the fiscal year 2024, as recommended by the People Committee – CPES. 2. To submit to the shareholders at the 2024 OEGM, as proposed by CPES, the nomination of Ms. Ana Silvia Corso Matte to join the Board of Directors until the 2025 Annual General Meeting, replacing Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends at the 2024 Annual General Meeting, pursuant to Article 53 of Eletrobras' Bylaws. 3. To submit to shareholders at the 2024 OEGM, as proposed by the People Committee (CPES), the proposal to amend the Compensation Plan Based on Stock Options ("SOP Plan") and the Restricted Stock Based Compensation Plan ("RSU Plan"). 4. To approve Section 2 of the Company's Reference Form (information on the comment of the executive officers on the financial and equity conditions and results of operations) and to authorize the call for the 2024 OEGM, in accordance with the Management's Proposal, Call Notice and its annexes. 5. To determine the adoption of all measures necessary for the convening of the 2024 OEGM, pursuant to Article 31, VII, of the Bylaws. 6. To appoint the Board Member Daniel Alves Ferreira to replace the Chairman of the Board of Directors, to chair the 2024 OEGM, and shall also appoint substitutes and designate the secretary of the meeting.

2 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1008, of 03.25.2024 DEL-40 and 41 of 03.25.2024

➢	Quorum for approval: Unanimous. The absence of the ISM and MSF Directors was noted throughout the period of discussion and deliberation of matters specifically involving the compensation of the managers, and the aforementioned directors had previously raised a potential situation of conflict of interest, as they also held the position of members of the Company's Executive Board.

DEL 041 of 03.25.2024. Approval of the IPO of Eletrobras Eletronorte and CGT Eletrosul - category B. RES 75, of 02.26.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in the decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Strategy, Governance and Sustainability Committee at its 65th meeting held on 03.25.2024, DELIBERATED: Executive Board Resolution No. 075, of 02.26.2024. Deliberative Proposal VFR-013, of 02.26.2024.

1. To approve the initiation of the studies and procedures necessary for the IPO of the subsidiaries Eletrobras Eletronorte and Eletrobras CGT Eletrosul as category B at the CVM – Securities and Exchange Commission. 2. To approve the suspension of the measures and procedures for the delisting of Eletrobras Chesf.

➢	Quorum for approval: Unanimous.

Closing and drafting of the minutes certificate: It is hereby recorded that the material pertinent to the items deliberated at this Board of Directors Meeting is on file at the Company's headquarters. As there is nothing more to discuss about DELs-040 and 041/2024, the President VFC closed the related work and ordered the Secretary of Governance to draw up this Certificate which, after being read and approved, will be signed by the same Secretary. The other resolutions held at this meeting were omitted from this certificate, as they related to interests merely internal to the Company, a legitimate precaution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of the Brazilian Corporation Law, and are therefore outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present: President VICENTE FALCONI CAMPOS. Board members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, April 3, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.